                                            ------------------------------------
                                                  OMB APPROVAL
                                            ------------------------------------
                                                OMB Number: 3235-0058
                                            ------------------------------------
                                                Expires: March 31, 2006
                                            ------------------------------------
                                                Estimated average burden
                                                hours per response. . .2.50
                                            ------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                  For Period Ended: March 31, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I -- REGISTRANT INFORMATION

Transgenomic, Inc.
---------------------------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------------------------
Former Name if Applicable

12325 Emmet Street
---------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Omaha, NE 68164
---------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)[x]

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     We are unable to file our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 within the prescribed time period without unreasonable effort or expense. As a result, we require additional time to ensure full compliance with the Commission's reporting requirements. Consequently, we are filing this Form 12b-25 to obtain an extension of time.

     We have identified certain adjustments that are required to appropriately report cash flows from operating and investing activities in our consolidated statements of cash flows for the years ended December 31, 2004 and 2003 and for each of the quarterly periods in those years. These adjustments will result only in a reclassification of certain items within these financial statement categories. They will have no effect on the net change in cash and cash equivalents for any period reported or any other line item in the basic consolidated financial statements.

     To report these changes, we expect to file an amended Form 10-K for the fiscal year ended December 31, 2004 and amended Form 10-Qs for each of the quarterly periods in 2004 by May 23, 2005. We will file our Form 10-Q for the quarterly period ended March 31, 2005 immediately thereafter.

 PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

     Michael Summers                   402                         452-5446
     ---------------                   ---                         --------
         (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During the quarter ended December 31, 2004, we 1) completed a restructuring plan (the "2004 Restructuring Plan") designed to, among other things, significantly reduce expenses and 2) disposed of our specialty oligonucleotide manufacturing facility in Boulder, Colorado. Additionally, during the quarter ended March 31, 2005, we induced our lender to convert debt with a gross value of $2.53 million into our common stock, which resulted in a non-cash charge of $1.14 million. As a result, we anticipate that the results of our operations for the quarter ended March 31, 2005 will be significantly different from the corresponding period of 2004.

      We expect to report total revenue for the quarter ended March 31, 2005 of $7.37 million, representing a 15% decrease from the same period in 2004 as a result of an expected 8% increase in sales in our BioSystems operating segment offset by an expected 80% decrease in sales in our Nucleic Acids operating segment. The expected decline in revenues from our Nucleic Acids operating segment is largely the result of the sale of our Boulder, Colorado facility and lower sales of chemical building blocks from our Glasgow, Scotland facility.

      We expect to report gross profit for the quarter ended March 31, 2005 of $2.97 million, representing a 4% increase from the same period in 2004. We also expect to report total operating expenses for the quarter ended March 31, 2005 of $4.30 million, representing a 30% decrease from the same period in 2004. These changes reflect the positive effects of our 2004 Restructuring Plan and the sale of our facility in Boulder, Colorado.

      We expect to report total other expense for the quarter ended March 31, 2005 of $1.66 million, representing an increase of 154% from the same period of 2004. These expenses include a non-cash charge of $1.14 million related to conversions of debt with a gross value of $2.53 million into 4,850,000 shares of our common stock.

      As a result, we expect to report a net loss of $2.89 million for the quarter ended March 31, 2005 compared to $3.86 million in the same period of 2004.



TRANSGENOMIC, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 2005                               By  /s/ MICHAEL A. SUMMERS
       ---------------------                      -----------------------------
                                                      Michael A. Summers
                                                      Chief Financial Officer